RemoteMDx, Inc.

May 30, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Mail Stop 3720
Washington, D.C. 20549

ATTN:	Larry Spirgel, Assistant Director
Inessa Kessman, Sr. Staff Accountant
Dean Suchiro, Sr. Staff Accountant
Jessica Plowgian, Staff Attorney
Robert Bartelmes, Sr. Financial Analyst

Re:	RemoteMDx, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2007
Filed January 15, 2008
Form 10-QSB for Fiscal Quarter Ended December 31, 2007
File No. 000-23153

Ladies and Gentlemen:

We refer you to the letter of the staff of the Securities and Exchange Commission (the "Staff") dated May 22, 2008 (the  "Comment Letter") with regard to the annual report on Form 10-KSB (the “Annual Report”) and the quarterly report on Form 10-QSB (the “Quarterly Report”) referenced above and filed by RemoteMDx, Inc. (“RemoteMDx” or the “Company”). The Staff also sent letters to the Company on March 13, 2008 and May 12, 2008, to which the Company responded on April 28, 2008 and May 14, 2008, respectively.

This letter is directed to you on behalf of the Company and contains our responses to the Staff's comments set forth in the Comment Letter.  As indicated in the following responses, the Company intends to revise the Annual Report and the Quarterly Report and file an amended Annual Report on Form 10-KSB/A (the “10-KSB/A”) and an amended Quarterly Report on Form 10-QSB/A (the “10-QSB/A”) when all comments have been resolved with the Staff.  The 10-KSB/A and the 10-QSB/A are sometimes referred to collectively in this letter as the “Amended Reports.”

For your convenience in reviewing our responses, we have included the Staff’s comments as contained in the Comment Letter, followed by our response to each.

150 West Civic Center Drive, Suite 400 | Sandy, UT 84070 Phone 801/908.5132 Fax 801/451.6281 www.remotemdx.com

Securities and Exchange Commission
May 30, 2008

Form 10-KSB for the Fiscal Year Ended September 30, 2007

Selling, General and Administrative Expenses, page 15

1.
We note your response to our prior comment 2.  Please tell us why the TrackerPAL devices that have not been sold are not classified as inventories.  Also, tell us why it is appropriate to amortize these devices over the three-year period.  Refer to your basis in the accounting literature.

Response:

RemoteMDx’s business model does not focus on the sale of monitoring devices.  Rather the Company’s business model focuses on the leasing of these devices in connection with monitoring service contracts.  Therefore, the Company generally retains the ownership rights to the TrackerPAL devices.  The Company believes that it would be misleading to present monitoring devices, which generally remain the property of the Company, as inventory for sale. These devices are owned by the Company and generate monitoring service revenue over their useful lives.  These devices have finite lives, which have been estimated to be three years, and like any other long-lived assets with finite lives, they should be amortized over their estimated useful lives.  These devices are analogous to property and equipment, not inventory, as their value decreases ratably over their useful lives.  Our response to the Staff’s prior comment 6 in our letter dated April 28, 2008 communicates why it is appropriate to amortize these devices over a three-year life.  We quote our previous response as follows:

“In determining the economic useful life of the TrackerPAL, the Company researched comparable equipment held by other companies within the industry and determined that a three-year life for the devices was appropriate.  Devices that are leased or remain in the Company’s possession because they have not been sold are amortized over three years.  Although the devices may have a physical life of longer than three years, due to rapid changes in electronic monitoring technology, the potential for obsolescence suggests that a three-year life is reasonable.  Management periodically assesses this useful life for appropriateness.  Management has concluded that the three-year amortization period remained appropriate as of September 30, 2007.”

The facts and circumstances are analogous to a lessor’s accounting for an operating lease in SFAS No. 13, Accounting for Leases.  Pursuant to paragraphs 6b and 7 of SFAS No. 13, RemoteMDx’s facts and circumstances are not analogous to a lessor’s sales-type lease or direct financing lease because:

•	No ownership rights are transferred to the lessees by the end of the lease term;

•	The monitoring services contracts do not contain a bargain purchase option for the device;

•
The term of the monitoring services contracts is less than 75 percent of the three-year life of the TrackerPAL devices.  As previously noted in our response to your prior comment 14 in our letter dated April 28, 2008, the term of the monitoring services contracts is one year, and either party may cancel the monitoring service contract anytime with 30 days notice.  The technological life of the TrackerPAL devices is three years; and

Securities and Exchange Commission
May 30, 2008

•	The present value at the beginning of the monitoring services contracts of the minimum lease payments is less than 90 percent of the fair value of the TrackerPAL devices.

Further, RemoteMDx’s situation is not analogous to a leverage lease as there are only two parties to the contract (see paragraph 42b of SFAS No. 13).  Consistent with the above facts, and paragraphs 6b.iv. and 7a of SFAS No. 13, the leasing of devices by RemoteMDx is analogous to a lessor’s operating lease.

Paragraph 19a of SFAS No. 13 states that for lessor’s operating leases, “The leased property shall be included with or near property, plant, and equipment in the balance sheet. The property shall be depreciated following the lessor's normal depreciation policy, and in the balance sheet the accumulated depreciation shall be deducted from the investment in the leased property.”

The four contracts that were entered into by the Company during fiscal 2007 for the sale of monitoring devices were atypical of the Company’s business model.  The Company has not entered into similar sales contracts and does not expect to do so.  These devices were sold under unique circumstances after being initially contacted by the other party to the contract.  As noted in our response to the Staff’s previous comment 16 in our letter of April 28, 2008, two of these contracts had clauses that prevent the Company from recognizing revenue upon delivery of the devices to the buyer.  The purchase price for the devices under those two contracts totaled $1,400,000.  An argument could be made that these monitoring devices for which the sales process was not complete as of the reporting period end could be classified as inventory as opposed to property and equipment (monitoring equipment).  However, in either classification, the majority of this asset would be long-term in nature and the impact on the Company’s balance sheet is not material.

To address the Staff’s concerns voiced during our telephone conference, the Company will clarify in its monitoring equipment footnote disclosure in the Amended Reports that the Company does not amortize monitoring equipment that has been sold to a customer but because the earnings process is not complete it continues to be reflected in the Company’s balance sheet.  The revised footnote is anticipated to read as follows:

Monitoring equipment at September 30, 2007, is as follows:

Monitoring equipment	$5,127,989
Less accumulated depreciation	(1,388,515)
Monitoring Equipment, net	$3,739,474

The Company began leasing monitoring equipment to agencies for offender tracking in April 2006 under operating lease arrangements.  During the year ended September 30, 2007, the Company had sold or leased 10,424 TrackerPAL devices.  The monitoring equipment is depreciated using the straight-line method over the estimated useful lives of the related assets, which is three years.

Securities and Exchange Commission
May 30, 2008

As of September 30, 2007, the Company has monitoring equipment totaling $952,341 which has been sold to customers and is located at customer premises, but because the earnings process is not complete the associated revenue has been deferred.  The Company does not continue to depreciate monitoring equipment that has been sold to customers.  See Note1 [10-KSB/A] for a discussion of the accounting for these units and the deferral of the related revenue.

Amortization expense for the years ended September 30, 2007 and 2006, was $1,922,981 and $102,114, respectively.

Consolidated Balance Sheet, page F-4

2.
We note your response to our prior comment 3.  It is not clear to us based on your response if all four contracts had specific terms prohibiting the right of return.  Please tell us specifically the terms of the contracts regarding rights of return.

Response:

The third paragraph of our response to the Staff’s prior comment 3 stated that, “three of the four contracts clearly reflected the absence of any right of return.”  The only contract that contains any right of return language is the Electronic Monitoring Services Corporation (EMS) contract.  The EMS agreement states in pertinent part that, “the agreement may be terminated by mutual written consent, or in the event of a failure to comply with the agreement that is not cured within 30 days.  In the event of any termination, EMS shall surrender to RemoteMDx all devices in its possession and not being leased by end-users, and RemoteMDx shall reimburse to EMS the purchase price of all devices surrendered.”  This clause is not a direct “right of return” clause but effectively becomes such as EMS “shall return” devices not under lease and the Company “shall reimburse . . . the purchase price” for the returned devices upon termination of the agreement for any reason.  There have not been any returns of monitoring devices through the date of this letter, other than for normal warranty issues, from the customers who entered into these four contracts with the Company during fiscal 2007.  The sale of monitoring devices is atypical of the Company’s business model.

3.
We note your response to our prior comment 4.  However, it is unclear to us why you use the residual method under EITF 00-21.  Based on your response to our prior comment 12 from your letter dated April 28, 2008, it appears that there is fair value for your monitoring devices.  For example, you have specific payment terms for monitoring devices.  It also appears to us that there is fair value for your monitoring services based on your response to our prior comment 15 from your letter dated April 28, 2008.  In this regard, please tell us in detail why you believe the residual method of accounting is appropriate for your multiple element arrangements.  Your response should refer to your specific basis in accounting literature.

Securities and Exchange Commission
May 30, 2008

Response:

There is fair value for our monitoring services as set forth in our response to the Staff’s prior comment 15 in our letter dated April 28, 2008.

Our response to the Staff’s prior comment 12 in our letter dated April 28, 2008 states in the body of our response and in the Monitoring Device Product Sales section of our revenue recognition policy that “prices are fixed or determinable (including sales not being made outside the normal payment terms).”  This is not implying that there is fair value evidence of the devices in a multiple element arrangement.  The devices on a stand alone sales basis have been sold at various prices. Regarding multiple element arrangements, our response to your prior comment 12 in our letter dated April 28, 2008 states, “there is objective and reliable evidence of the fair value of the undelivered monitoring services.”  This statement clearly does not relate to the fair value of the devices.

When the Company sells TrackerPAL devices and provides monitoring services in a multiple element arrangement, objective and reliable evidence for the fair value of the TrackerPAL devices does not currently exist, although it may exist in the future.  As the Company’s business model and focus is to lease devices not sell them, and as the Company has only entered into four sales of the TrackerPAL devices since inception, management believes that further objective and reliable evidence of the fair value of the TrackerPAL is needed in order to qualify the TrackerPAL devices’ fair value pursuant to paragraph 9b of EITF 00-21.  There have not been consistent sales prices for the devices as required by the accounting literature.

Paragraph 16 of EITF 00-21 states:

“Contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should not be presumed to be representative of fair value. The best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis. Fair value evidence often consists of entity-specific or vendor-specific objective evidence (VSOE) of fair value. As discussed in paragraph 10 of SOP 97-2, VSOE of fair value is limited to (a) the price charged for a deliverable when it is sold separately or (b), for a deliverable not yet being sold separately, the price established by management having the relevant authority (it must be probable that the price, once established, will not change before the separate introduction of the deliverable into the marketplace). The use of VSOE of fair value is preferable in all circumstances in which it is available. Third-party evidence of fair value (for example, prices of the vendor's or any competitor's largely interchangeable products or services in sales to similarly situated customers) is acceptable if VSOE of fair value is not available.”

The Company believes that the contractually stated prices of the monitoring devices in the four sales contracts are not representative of fair value as the sales prices for the devices have not been consistent, ranging from $450 per unit to $600 per unit.  The monitoring devices have only been sold in these four contracts with these varying prices  Additionally, the Company does not believe that competitors’ devices are interchangeable with the Company’s TrackerPAL devices as the Company would have to purchase monitoring equipment compatible with the competitors’ devices and obtain proprietary technical specifications of the competitors’ devices in order to provide monitoring services for competitors’ devices.  This has never occurred and is not expected to occur because it is not practical.

Securities and Exchange Commission
May 30, 2008

Since the fair value of the undelivered monitoring services exists, and the fair value of the delivered TrackerPAL devices does not exist, the Company utilizes the residual method of recognizing revenue as found in paragraph 12 of EITF 00-21.

Revenue Recognition, page F-18

We note your response to our prior comment 5 and have the following comments.

4.
In regards to your SIH contract, it is still not clear to us why you believe that revenue for the sale of devices should be deferred and recognized ratably over the three-year term of the agreement.  Refer to your basis in accounting literature.  Also, tell us why you are not providing the billing, collecting and monitoring services to SIH as stated in the contract.

Response:

In order to clarify our response to the Staff’s previous comment 5 it is important to note that the SIH contract does not meet the criteria of paragraph 9a of EITF 00-21, which requires that, “delivered item(s) should be considered a separate unit of accounting if the delivered item(s) has value to the customer on a standalone basis.”  The form of the SIH contract sets forth elements such as (1) the Company’s continued involvement in the billing and collecting of device (monitoring) services to SIH’s customers, and (2) a connection between the Company’s selling the devices and the related monitoring services.  Upon closer review of the SIH contract, the Company determined that the delivered items did not have standalone value to the customer.  Therefore, the two elements are accounted for as one unit of accounting, and the associated revenue is recognized ratably over the three-year term of the agreement.

The contract requires the Company to provide billing, collecting and monitoring services to SIH customers, however, to date, SIH has neither requested nor required the Company to provide those services.  The Company is legally obligated to do so under the contract, should SIH require those services be performed.  Therefore, the Company has deferred the revenue and is recognizing it ratably, as previously mentioned in our response to your prior comment 5.

5.
In regards to your EMS contract, tell us if EMS is required to return the unused devices to you.  Also, tell us why your adjustment did not impact cost of goods sold.  Further, tell us why it is appropriate to classify the devices sold with a right of return as monitoring equipment.

Response:

As described in our response to comment 2 above, in the event of termination of the agreement for any reason, EMS “shall surrender” to RemoteMDx all devices in its possession and not being leased by end-users, and RemoteMDx “shall reimburse to EMS the purchase price of all devices surrendered.”  The return is required under the agreement as it currently stands.

Securities and Exchange Commission
May 30, 2008

The recorded EMS adjustment is as follows:

DR Revenue	$1,000,000
CR Deferred revenue		$1,000,000
DR Monitoring equipment	$746,295
CR Cost of sales		$746,295

In our restated financial statements (provided in draft form to the Staff as part of our Amended Reports accompanying the courtesy paper copies of our response dated April 28, 2008), we recorded a credit to cost of sales of $746,295 due to the EMS agreement.  Cost of sales was clearly impacted because the devices are not considered to be sold (earnings process not complete), and  the devices must be accounted for as an asset of the Company until the sale is recognized.  The Company depreciated the devices up to the point of delivery to the customer because, until that point in time, the Company was expecting to lease them in accordance with the focus of its business model.

Please refer to our response to comment 1, above, in which we describe why the accounting is appropriate for classifying the TrackerPAL devices as monitoring equipment as well as the basis in the accounting literature.  As of September 30, 2007, net monitoring equipment of $952,341 from the EMS and SIH adjustments comprised 5.9% of total assets.  If these devices were reclassified to inventory from monitoring equipment, the majority of the asset would still be classified as long-term due to the fact that the revenue will not be recognized until the end of the EMS agreement (3 years). Management believes that a reclassification of the majority of the $952,341 from monitoring equipment (long-term asset) to inventory (long-term asset) is not material to the presentation of the balance sheet.  Please also refer to our response to comment 1 above in which we present the anticipated revised monitoring equipment footnote, which clarifies that monitoring devices that are sold to and held by customers, and for which revenue has been deferred, are not depreciated.

6.
We note your response to our prior comment 6.  You state that the “units of inventory (TrackerPAL devices) are assets of the Company and those units have been reinstated in the Company’s balance sheet.”  Please tell us why these devices are not classified as inventories instead of monitoring equipment.  Also, tell us if you depreciate these devices.  If so, tell us why your accounting is appropriate.  Refer to your basis in accounting literature.

Response:

Our response to the Staff’s prior comment 6 referred to the TrackerPAL devices as “units of inventory” merely to transition understanding in the subsequent sentence of our response, in which we analogized such TrackerPAL devices to consigned inventory.  Such reference may have been confusing.

Please refer to our response to comment 1, above, in which we describe why the accounting is appropriate for classifying the TrackerPAL devices as monitoring equipment instead of inventory and for depreciating these devices.  We also refer to analogous accounting literature in our response to comment 1.

Securities and Exchange Commission
May 30, 2008

As of September 30, 2007, net monitoring equipment of $952,341 from the EMS and SIH adjustments comprised 5.9% of total assets.  Management believes that a reclassification of the majority of the $952,341 from monitoring equipment (long-term asset) to inventory (long-term asset) is not material to the presentation of the balance sheet.

Please also refer to our response to comment 1 above in which we present the anticipated revised monitoring equipment footnote, which clarifies that monitoring devices that are sold to and held by customers, and for which revenue has been deferred, are not depreciated.

In connection with responding to the Staff’s Comments in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (801) 451-6141 if you have any additional questions or comments concerning the Company’s responses herein.

Very truly yours,

RemoteMDx, Inc.

/s/ Michael G. Acton
Michael G. Acton
Chief Financial Officer